SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                              ---------------------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                              (AMENDMENT NO. 14)

                     AIR & WATER TECHNOLOGIES CORPORATION
                                (Name of Issuer)

                             CLASS A COMMON STOCK
                                $.001 PAR VALUE

          5-1/2% SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                                 $.01 PAR VALUE
                       (Title of Class of Securities)

                                  009058108
                               (CUSIP Number)

                         Martha E. McGarry, Esq.
                Skadden, Arps, Slate, Meagher & Flom LLP
                            919 Third Avenue
                        New York, New York  10022
                             (212) 735-3000
              Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                             January 28, 1998
        (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.












    CUSIP NO. 009058108         13D              PAGE   OF    PAGES
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 (1)  NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Compagnie Generale des Eaux
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 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP*

                                                            (a)(x)
                                                            (b)( )

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 (3)  SEC USE ONLY
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 (4)  SOURCE OF FUNDS*
                   OO


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 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                               (  )

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 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           France
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                                 (7)  SOLE VOTING POWER
                                      Common Stock:  47,895,689
                                      Series A Preferred Stock: 0
                                      (See Item 5)
                               --------------------------------------------
                                 (8)  SHARED VOTING POWER
            NUMBER OF
             SHARES                   None
           BENEFICIALLY        --------------------------------------------
            OWNED BY             (9)  SOLE DISPOSITIVE POWER
              EACH                    Common Stock:  47,895,689
            REPORTING                 Series A Preferred Stock: 0
           PERSON WITH                (See Item 5)
                               --------------------------------------------


                                (10)  SHARED DISPOSITIVE POWER
                                      None



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 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       Common Stock:  47,895,689
       Series A Preferred Stock:  0  (See Item 5)


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 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        ( )


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 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           72.2%


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 (14)  TYPE OF REPORTING PERSON*
           CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

           Compagnie Generale des Eaux ("CGE") hereby amends and supplements the report on Schedule 13D, originally filed on May 23, 1990, as amended (the "Schedule 13D"), with respect to its ownership of shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock), and 5-1/2% Series A Convertible Exchangeable Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of Air & Water Technologies Corporation, a Delaware corporation ("AWT"). Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

           The Schedule 13D is hereby amended as follows:

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                On January 28, 1998, CGE exchanged the outstanding 1,200,000 shares having an aggregate liquidation preference of $60,000,000 of Series A Preferred Stock (representing all of the outstanding shares of Series A Preferred Stock of AWT) for 34,285,714 shares of Class A Common Stock (the "Exchange"), pursuant to the terms of the Recapitalization Agreement, dated as of September 24, 1997 and amended as of January 26, 1998, among AWT, CGE and CGE's indirect wholly-owned subsidiary, Anjou International Company ("Anjou").

 ITEM 4.   PURPOSE OF TRANSACTION.

           The response set forth in Items 4(a) and 4(e) of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the information added to supplement the response to Item 3 above.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

           The response set forth in Items 5(a) and (b) of the Schedule
 13D is hereby amended and supplemented by incorporating herein by reference the information added to supplement the response to Item 3 above and by adding the following information:

                Prior to the Exchange, CGE beneficially owned directly and indirectly through Anjou 18,409,975 shares of Class A Common Stock, consisting of 13,609,975 shares of Class A Common Stock and 4,800,000 shares of Class A Common Stock underlying the 1,200,000 shares of Series A Preferred Stock, representing approximately 50.000945% of the outstanding Class A Common Stock and aggregate voting power of AWT. Immediately after the Exchange, CGE beneficially owns directly and indirectly through Anjou 47,895,689 shares of Class A Common Stock, representing approximately 72.2% of the outstanding Class A Common Stock and aggregate voting power of AWT.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                On January 26, 1998, AWT, CGE and Anjou entered into an amendment ("Amendment No. 1") to the Recapitalization
           Agreement to implement certain technical amendments thereto. A copy of Amendment No. 1 is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit Number        Title

      99.7 Amendment No. 1 to the Recapitalization Agreement, dated as of January 26, 1998, among AWT, CGE and Anjou.
                (Incorporated by reference to Exhibit 10.15(a) to the Registration Statement on Form S-1 of AWT (No. 333-39115)).


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          COMPAGNIE GENERALE DES EAUX


                          By:   /s/ Guillaume Hannezo
                               ---------------------------------
                                Name:    Guillaume Hannezo
                                Title:   Chief Financial Officer

 Date: January 29, 1998


                                  EXHIBIT INDEX


 EXHIBIT NO.                   DESCRIPTION                        PAGE
                                                                  NO.

      99.7 Amendment No. 1 to the Recapitalization Agreement, dated as of January 26, 1998, among AWT, CGE and Anjou.
                (Incorporated by reference to Exhibit 10.15(a) to the Registration Statement on Form S-1 of AWT (No. 333-39115)).